Exhibit 8.1

List of Significant Subsidiaries

Subsidiaries	Jurisdiction	Usual Name

Ampla Energia e Serviços S.A.	Brazil	Ampla
Centrais Elétricas Cachoeira Dourada S.A.	Brazil	Cachoeira Dourada
Central Geradora Termelétrica Fortaleza S.A.	Brazil	Endesa Fortaleza
Chilectra S.A.	Chile	Chilectra
Codensa S.A. E.S.P.	Colombia	Codensa
Companhia de Interconexão Energética S.A.	Brazil	CIEN
Compañía Eléctrica San Isidro S.A.	Chile	San Isidro
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Companhía Energética de Ceará S.A.	Brazil	Coelce
Edegel S.A.A.	Peru	Edegel
Emgesa S.A. E.S.P.	Colombia	Emgesa
Empresa Distribuidora Sur S.A.	Argentina	Edesur
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
Empresa Nacional de Electricidad S.A.	Chile	Endesa Chile
Endesa Brasil S.A.	Brazil	Endesa Brasil
Endesa Costanera S.A.	Argentina	Endesa Costanera
Endesa Eco S.A.	Chile	Endesa Eco
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peru	Edelnor